UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 5, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL EVENT

DISTRIBUCIÓN Y SERVICIO D&S S.A.

Securities Registry Nr. 0593

Santiago, March 3, 2008

To:
Guillermo Larraín Ríos
Securities and Insurance Commissioner
Securities and Insurance Commission
Av. Libertador Bernardo O’Higgins 1449

Dear Mr. Larraín:

This notice is sent pursuant to article 9 and the second paragraph of article 10 of Law 18045, and paragraph 2.2 of Section II of General Rule 30 issued by the Commission.

The information contained in this notice is disclosed in order to provide an accurate, sufficient and timely account of the events and information mentioned herein, since these are matters related to Distribución y Servicio D&S S.A. (“D&S”), its businesses and the publicly-traded securities issued by the same, as soon as the event occurred or D&S was made aware of the same. This information should be deemed material by any reasonable person for the purposes of making investment decisions.

The Commission is advised that, as resolved at the 292nd Regular Board of Directors’ Meeting of D&S, held on January 22, 2008, I am authorized to act individually in the qualification and reporting of material events relating to D&S.

In light of the above and in the exercise of the authorities vested upon me to that effect by the Board of Directors of D&S, I hereby report to the Commission on the following MATERIAL EVENT:

1.
As is publicly known, on May 17, 2007, the majority shareholders of D&S, who as of that date held 63.62% of the shares of voting stock issued by said company (the “D&S Majority Shareholders”), on the one hand; and, on the other hand, the majority of the members of the group that controls S.A.C.I. Falabella (“Falabella”), who as of that date controlled 74.39% of the shares of voting stock issued by that company (the “Falabella Majority Shareholders”), entered into a merger agreement for D&S and Falabella (the “Merger Agreement”), whereby, through the stages and procedures provided thereby, the D&S Majority Shareholders and Falabella Majority Shareholders agreed to do and have done all things necessary for D&S and Falabella to merge together into one of the two companies, which was to be agreed upon in due course as per the criteria set forth in the Merger Agreement. The Board of Directors of D&S was informed of the Merger Agreement on the same date of its execution, which execution was reported by D&S as a material event on that same date.

2.
On June 7, 2007, the D&S Majority Shareholders and Falabella Majority Shareholders commenced a consultation procedure with the Chilean Antitrust Court (the “TDLC”), intended to have the TDLC declare that the merger of both companies was not detrimental to free competition. In its resolution Nr. 24/2008, dated January 31, 2008, the TDLC rejected the merger as proposed.

3.
On this date, D&S has been advised by its majority shareholders that, today, the D&S Majority Shareholders and the Falabella Majority Shareholders agreed not to file any remedies against the resolution issued by the TDLC that rejected the merger, and have terminated the Merger Agreement by mutual consent.

4.
The D&S Majority Shareholders have advised the company that they have agreed to the aforementioned decision and terminated the Merger Agreement by mutual consent because, in spite of being certain that the understandings reached in the Merger Agreement and its consummation would have been legitimate and convenient, any further uncertainty surrounding the ultimate fate of the merger beyond the time already elapsed since the Merger Agreement was signed would unduly postpone or be detrimental to D&S’s business plans and contrary to the best interests of all its shareholders.

5.
The decision not to file any remedies against the TDLC’s resolution that rejected the merger and the termination of the Merger Agreement do not impact on the businesses, results, equity, legal or financial position of D&S. D&S will continue running its businesses as it has done in the past and in accordance with the business plans it has so far implemented.

Kind regards,

/signature/
Enrique Ostalé Cambiaso
Chief Executive Officer
Distribución y Servicio D&S S.A.

Cc:	Santiago Stock Exchange Chilean Electronic Exchange Valparaiso Securities Exchange Risk Rating Commission New York Stock Exchange (NYSE), USA Latibex, Madrid Stock Exchange, Spain

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: March 5, 2008